[redacted]

05039972

3-22

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50654

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stannard Financial Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

504 East Main Street
(No. and Street)

Pipestone | MN | 56164
(City) | (State) | (Zip Code)

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd W. Morgan | 507-825-4300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meulebroeck, Taubert & Co. PLLP
(Name — *if individual, state last, first, middle name*)

216 East Main, PO Box 707 | Pipestone | MN | 56164
(Address) | (City) | (State) | (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 17 2005 WASH. D.C. 185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/23

50

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd W. Morgan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stannard Financial Cervices, LLC, as of December 31, 19 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

KIMBERLY J. LUE[illegible]
NOTARY PUBLIC-MINNESOTA
My Comm. Exp. Jan. 31, [illegible]

Signature

Registered Principal

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANNARD FINANCIAL SERVICES, LLC
PIPESTONE, MINNESOTA 56164

INDEPENDENT AUDITOR'S REPORT

FOR THE YEAR ENDED
DECEMBER 31, 2004 AND 2003

Meulebroeck, Taubert & Co., PLLP
Certified Public Accountants
P.O. Box 707
Pipestone, Minnesota 56164

Stannard Financial Services, LLC
Pipestone, Minnesota

CONTENTS OF REPORT
DECEMBER 31, 2004

MEULEBROECK, TAUBERT & CO., PLLP
CERTIFIED PUBLIC ACCOUNTANTS

PO Box 685
109 S Freeman Avenue
Luverne, Minnesota 56156
507 283-4055 Fax 507 283-4076
mtcojlf@iw.net

PO Box 707
216 East Main
Pipestone, Minnesota 56164
507 825-4288 Fax 507 825-4280
mtcocpa@iw.net

Russell, Minnesota 56169
507 823-4391
Tyler, Minnesota 56178
507 247-3939
Lake Wilson, Minnesota 56151
507 879-3538

PARTNERS
David L. Meulebroeck, CPA
Matthew A. Taubert, CPA
David W. Friedrichsen, CPA
Daryl J. Kanthak, CPA
Tamara A. Koopman, CPA

WITH THE FIRM
Michael J. Reker, CPA
Crystal R. Leversedge, CPA
Amanda K. Baarson, CPA
Michael K. Dubbelde, PA

INDEPENDENT AUDITOR'S REPORT

To The Members
Stannard Financial Services, LLC
Pipestone, Minnesota

We have audited the accompanying balance sheet of Stannard Financial Services, LLC (a Limited Liability Company) as of December 31, 2004 and 2003 and the related statements of income and members' equity and cashflows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stannard Financial Services, LLC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules on pages 7, 8, and 9 are presented for the purposes of additional analysis and are not a required part of the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and in our opinion is fairly stated in all material respects in relation to the financial statements taken as a whole.

Meulebroeck, Taubert & Co., PLLP

Meulebroeck, Taubert & Co., PLLP
Certified Public Accountants

January 15, 2005

BALANCE SHEET
DECEMBER 31, 2004 and 2003

	2004	2003
Assets		
Current Assets		
Cash	20,618	18,329
Total Current Assets	20,618	18,329
Property and Equipment		
Equipment	20,049	20,049
Less accumulated depreciation	(16,032)	(14,404)
Total Property and Equipment	4,017	5,645
Total Assets	24,635	23,974
Liabilities and Members' Equity		
Current Liabilities		
Accounts Payable	772	1,893
Accrued Liabilities	1,832	1,567
Total Current Liabilities	2,604	3,460
Members' Equity	22,031	20,514
Total Liabilities and Members' Equity	24,635	23,974

See accompanying notes to the financial statements.

STATEMENT OF INCOME AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Revenues		
Commission Received	158,776	118,549
Interest Income	112	183
Refunds / Reimbursements	8,105	12,907
Total Revenues	166,993	131,639
Expenses		
Salaries and Benefits	113,503	97,409
Advertising	9,317	7,191
Amortization		20,831
Depreciation	1,628	2,801
Miscellaneous	2,359	2,949
Dues and Subscriptions	2,319	2,028
Rent	7,900	9,499
Insurance	1,975	1,730
Licenses and Permits	2,533	2,660
Office Supplies	1,989	2,406
Postage	1,337	1,579
Professional Development	265	188
Professional Fees	3,109	2,398
Property Taxes	2,324	2,174
Repairs	4,143	2,736
Telephone	4,952	4,885
Travel	3,002	2,132
Utilities	2,821	2,407
Total Expenditures	165,476	168,003
Net Income	1,517	(36,364)
Members' Equity-January 1	20,514	47,361
Contributed Capital		9,517
Members' Equity-December 31	22,031	20,514

See accompanying notes to the financial statements.

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash Flows From Operating Activities		
Net Income (Loss)	1,517	(36,364)
Adjustments To Reconcile Net Income To Net Cash Provided By Operating Activities:		
Depreciation	1,628	2,801
Amortization		20,831
(Increase) Decrease in Commissions Receivable		3,080
(Increase) Decrease in Prepaid Assets		6,137
Increase (Decrease) in Accounts Payable	(1,121)	229
Increase (Decrease) in Accrued Liabilities	265	(601)
Net Cash Provided (Used) By Operating Activities	2,289	(3,887)
Cash Flows From Investing Activities		
Purchase of Equipment		(364)
Net Cash Used By Investing Financing Activities	-0-	(364)
Cash Flows From Capital and Related Financing Activities		
Members' Contributions		9,517
Net Cash Provided (Used)By Capital and Related Financing Activities	-0-	9,517
Net Increase (Decrease) in Cash	2,289	5,266
Cash at January 1	32,435	27,169
Cash at December 31	34,724	32,435

See accompanying notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004

Note 1 **Summary of Significant Accounting Policies**

This summary of significant accounting policies of Stannard Financial Services, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the members who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

A. Nature of Operations

Stannard Financial Services, LLC is a fully-disclosing introductory broker dealer. The firm operates under SEC Rule 15C3-3(k)(2)(i) the Customer Protection Rule. Stannard does not hold customer funds or safekeep customer securities. As an introductory broker dealer, Stannard offers various mutual funds, variable and fixed annuities, face amount certificates and insurance products. Sales by the firm are processed by mutual fund and life insurance companies and other intermediary brokers, with commissions revenues retained by Stannard.

B. Property, Equipment, and Depreciation

Property and equipment are valued at cost. Maintenance and repair costs are charged to expense as incurred. Depreciation of equipment is provided using the straight-line method for financial reporting and using the modified accelerated cost recovery system (MACRS) for federal income tax purposes as reported on the members' K-1's. For 2004 and 2003, depreciation expense was $1,628 and $2,801, respectively, for financial reporting purposes. Useful lives of property and equipment are in a range of 3 to 15 years.

C. Income Taxes

The Company is treated as a partnership for federal income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the personal returns of the members and taxed depending on their personal tax situations. The financial statements do not reflect a provision for income taxes.

D. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004

Note 1 **Summary of Significant Accounting Policies - continued**

E. Limited Liability of Members

Liability of the individual members of the company is limited to their investment in the company.

Note 2 **Rent**

The company rents its office space and computer. The lease is on a monthly basis with payments of $500 and $100 due monthly for the office space and computer, respectively. The office building and computer are owned by LLC member Todd Morgan. The company also rents a postage meter from Pitney Bowes, Inc. This lease requires quarterly payments of $125.

Note 3 **Simple Plan**

During the years ended December 31, 2004 and 2003, the company participated in a Savings Incentive Match Plan for Employees (SIMPLE). The terms of the plan allow employees to contribute a percentage of their compensation, up to $9,000. The company has elected to match the employees contributions up to a maximum of 2% of the employees compensation. The company match for 2004 and 2003 was $1,703 and $1,569, respectively.

NET CAPITAL COMPUTATION
DECEMBER 31, 2004 AND 2003

	2004	2003
Total Assets	24,635	23,974
Total Liabilities	2,604	3,460
Net Capital	22,031	20,514
Adjustments:		
Property and Equipment	(4,017)	(5,645)
Total Adjustments	(4,017)	(5,645)
Adjusted Net Capital	18,014	14,869
Required Net Capital	5,000	5,000
Excess Net Capital	13,014	9,869

No material differences were noted between Net Capital Computation and Focus Report, Form X-17A-5.

SCHEDULE OF AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO
DECEMBER 31, 2004 AND 2003

	2004	2003
Aggregate Indebtedness	2,604	3,460
Net Capital	18,014	14,869
Ratio of Aggregate Indebtedness to Net Capital	14.46%	23.27%

SCHEDULE OF MATERIAL INADEQUACIES
DECEMBER 31, 2004

Material Inadequacies

None